Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Announces RESULTS OF annual meeting of shareholders

Glyfada, Greece, September 21, 2022- Globus Maritime Limited (“Globus” or the “Company”), (NASDAQ: GLBS), a dry bulk shipping company, announced the results of its annual meeting of shareholders, held earlier today in Glyfada, Greece. The following proposals were approved and adopted at the meeting:

1.	the election of Mr. Georgios “George Feidakis” as Class III director of the Company, to serve until the 2025 Annual Meeting of Shareholders and

2.	the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company’s independent auditors for the fiscal year ending December 31, 2022.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates, and manages a fleet of nine dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate nine vessels with a total carrying capacity of 626,257 DWT and a weighted average age of 10.6 years as of June 30, 2022.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Company Contact	Investor Relations/Media

Globus Maritime Limited	Capital Link – New York
+30 210 960 8300	+1 212 661 7566
Athanasios Feidakis, CEO	Nicolas Bornozis
a.g.feidakis@globusmaritime.gr	globus@cappitallink.com